March 24, 2017

VIA ELECTRONIC FILING

U.S. Securities and Exchange Commission

Division of Investment Management – Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Attention: Ms. Kathy Churko

Re: Baron Select Fund’s Form N-CSR for the fiscal year ended December 31, 2015, File Nos. 333-103025; 811-21296

Dear Ms. Churko:

This letter is in response to comments that Baron Select Funds (the “Registrant”) received verbally from the Staff on Friday, February 24, 2017, in connection with the Registrant’s Form N-CSR for the fiscal year ended December 31, 2015, as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”) on March 3, 2016 (the “Annual Financial Report”).

In addition, in connection with this filing, the Registrant hereby states the following:

1.	The Registrant acknowledges that, in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Registrant and its management are responsible for the content of such disclosure;

2.	The Registrant acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose SEC action, or other action, with respect to the disclosure made herein; and

3.	The Registrant represents that neither the Registrant nor its management will assert the Staff’s comments, or changes in disclosure in response to the Staff’s comments, as a defense in any action or proceeding brought by the SEC or any other person under the federal securities laws of the United States.

COMMENT 1: Annual Financial Report—Statements of Assets and Liabilities

Comment: Payables to directors at year end should be included as a separate line item under Liabilities in the Statements of Assets and Liabilities.

Response: There is no separate line item for payables to directors under Liabilities in the Statements of Assets and Liabilities because there were no payables to directors at 12/31/2015.

COMMENT 2: Annual Financial Report

Comment: A number of Funds hold significant assets in certain sectors or countries. For example, at 12/31/2015, Baron Partners Fund had 33.1% of its net assets invested in Consumer Discretionary; Baron Focused Growth Fund had 38.5% in Consumer Discretionary; Baron Emerging Markets Fund had 25.04% in China; and Baron Global Advantage Fund had 51.5% in Information Technology. The Registrant should consider enhancing the risk disclosure relating to those items in the relevant Funds’ prospectuses.

Response: The Registrant will review the risk disclosure in the relevant Funds’ prospectuses to ensure that it is appropriate in light of the Staff’s comment.

COMMENT 3: Annual Financial Report—Baron Real Estate Fund and Baron Energy and Resources Fund

Comment: Baron Real Estate Fund and Baron Energy and Resources Fund were operating as diversified funds at 12/31/15. Inform the Staff of the length of time that each was operating as a diversified fund prior to 12/31/2015. If either was operated as a diversified fund for three consecutive years prior to 12/31/15, confirm with the Staff that the Registrant will get shareholder approval before either Fund operates as a non-diversified fund in the future. The Staff referred the Registrant to the Allied Capital Corp. No-Action Letter.

Response: Baron Real Estate Fund and Baron Energy and Resources Fund have never operated as non-diversified funds. Consistent with the Allied Capital Corp. No-Action Letter, the Registrant understands that each Fund is now classified as a diversified fund and may not be re-classified as a non-diversified fund without a shareholder vote approving such re-classification.

COMMENT 4: Annual Financial Report—Baron Global Advantage Fund

Comment: Baron Global Advantage Fund was operating as a non-diversified fund at 12/31/2015. 30% of its total assets were represented by investments in which 5% or more of its total assets were invested in an issuer. As the Fund is classified as a diversified fund, please provide an explanation.

Response: Baron Global Advantage Fund is operating as a diversified fund. That is, less than 25% of its total assets were represented by investments in which 5% or more of its total assets were invested in an issuer. The Fund exceeded the 25% threshold only through appreciation, which, according to Section 5(c) of the Investment Company Act of 1940, as amended, does not cause the Fund to lose its status as a diversified fund.

COMMENT 5: Annual Financial Report—Baron Partners Fund

Comment: For Baron Partners Fund, explain why the use of borrowing increased from 15% in 2013 and 2014 to 22% in 2015. The Registrant should consider if the prospectus adequately explains the risk of using leverage, and whether such use may be more of an investment strategy.

Response: The increase in borrowing was an investment decision of the portfolio manager that proved to be beneficial. Leverage increased later in 2015, and contributed 1.03% to relative performance in the 4th quarter of 2015 versus its primary benchmark. The Registrant will review the risk disclosure regarding borrowing in the Fund’s prospectus and the description of the Fund’s investment strategy to ensure that the disclosure is appropriate in light of the Staff’s comment.

COMMENT 6: Annual Financial Report—Baron Partners Fund

Comment: Given Baron Partners Fund’s use of leverage, disclose how the strategy of using leverage impacted performance in MDFP.

Response: The Registrant notes the Staff’s comment, and, going forward, will address how leverage impacted performance in the MDFP section of the Annual Financial Report of Baron Partners Fund.

COMMENT 7: Annual Financial Report—Baron Focused Growth Fund

Comment: Explain which category of expenses were waived or reimbursed for the Retail Share Class of Baron Focused Growth Fund.

Response: Since all expenses are allocated proportionally between share classes except for 12b-1 and transfer agency fees, transfer agency fees are the fees which were partially waived for the Retail Share Class.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino

Patrick M. Patalino

General Counsel

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